UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 2024

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Press Release dated August 2, 2024
Exhibit 99.2	Press Release dated August 2, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: August 5, 2024

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